EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percent Ownership

Hastings, Inc.	Ontario	100%

HMC, Inc. (formerly Douglas Corporation)	Michigan	100%

In addition, Hastings Manufacturing Company owns a 50% interest in Casite Intraco, L.L.C., a Michigan limited liability company formed pursuant to a Joint Venture Agreement with Intraco Corporation. This entity conducts business under the name "The Casite Company."